Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

April 14, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10091
Balanced Income Equity and ETF Portfolio, Series 55
(the “Trust”)
CIK No. 1911744 File No. 333-263599

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.The Staff notes the disclosure states, “The ETF portion of the Trust’s portfolio is equally weighted among investment grade bond funds, high-yield bond funds and international bond funds.” What about government bonds since the previous sentence states the ETFs invest primarily in corporate and government bonds? Does the Trust invest in U.S. Government bonds or foreign government bonds? Please clarify and add appropriate risk disclosure.

Response:The Trust notes the disclosure states that the ETF portion of the Trust primarily invests in corporate and government bonds and further states that the ETF portion is weighted among investment grade, high-yield bond funds and international bond funds. The three, equally weighted classifications of bonds (i.e., investment grade, high-yield and international bonds) further describe the corporate and government bonds that the ETFs primarily invest in. The Trust invests in both U.S. and foreign corporate bonds and primarily invests in foreign government bonds. The minimal exposure to U.S. government bonds does not rise to a level of principal investment; however, the Trust will add U.S. Treasury Obligations risk to the “Non-Principal Risks” section. To further clarify, the Trust has revised the disclosure as follows:

“The Trust invests approximately 50% in common stocks of dividend-paying companies and approximately 50% in ETFs which invest in (i) U.S. and foreign corporate bonds and (ii) foreign government bonds. The ETFs, collectively, are approximately equally weighted among investment grade bond funds, high-yield bond funds and international bond funds.”

2.If true, please also add distressed debt securities to the list of investment types that the ETF portion of the Trust invests in (consistent with the risk disclosure).

Response:The Trust notes that the distressed debt securities risk disclosure is substantially related to the high-yield securities risk disclosure. While distressed debt securities do not rise to a level of principal investment for the Trust, the Trust believes the current risk disclosure is adequate and necessary for investor comprehension. As such, the Trust respectfully declines to add distressed debt securities to the Portfolio Selection Process or revise the “High-Yield Securities” risk.

3.Please explain how the research department mostly focuses on “credit quality” with regards to the quality and character of the securities held by the ETFs when the Trust invests in high-yield bond funds.

Response:The Trust notes that the disclosure previously states that the investment grade ETF and high-yield ETF portions of the Trust are equally weighted. Thus, the research department focuses on the credit quality of the bonds within each of the investment grade and high-yield bond categories (e.g., credit quality of one high-yield ETF versus another high-yield ETF).

4.The Staff notes the disclosure states, “In times of rising interest rates, as we are currently experiencing, funds with shorter average durations and maturities are favored.” Please revise this disclosure to be specific about the duration and maturity criteria that will be used for this Trust.

Response:The Trust respectfully declines to revise the above-referenced disclosure because the research department does not have bright-line rules or specific benchmarks for duration or maturity. Rather, the research department selects the funds with more favorable durations and maturities given the current economic climate.

5.Please revise the “Additional Portfolio Contents” section to state, “In addition to the investments described above, the Trust invests in, or the Funds held by the Trust invest in…”

Response:The Trust has revised the disclosure in accordance with the Staff’s comment.

Risk Factors

6.If the Trust will have material exposure to China, please disclose the risks associated with investments in China.

Response: If the Trust has material exposure to China, based on its final portfolio, relevant risk disclosure will be added to the Trust’s prospectus.

7.Please include the risks of investing in small and/or mid-capitalization companies, as the “Additional Portfolio Contents” section states the Trust will invest in companies with various market capitalizations.

Response: If, based on its final portfolio, the Trust has exposure to small and/or mid-capitalization companies either directly or through the underlying Funds, relevant risk disclosure will be added to the Trust’s prospectus. Otherwise, the “Additional Portfolio Contents” section will be revised.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon